SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar year December 31, 2008

OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-5084

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Three Crescent Drive, Suite 200
Philadelphia, Pennsylvania 19112
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

TASTY BAKING COMPANY
Three Crescent Drive, Suite 200
Philadelphia, Pennsylvania 19112
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices)

TASTY BAKING COMPANY 401(k) AND
COMPANY FUNDED RETIREMENT PLAN

Financial Statements and Supplemental Schedules
For the Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public Accounting Firm

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN

TABLE OF CONTENTS

Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits
at December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2008 and 2007	3

Notes to Financial Statements	4–15

SUPPLEMENTAL SCHEDULES

Schedule H, Part IV, Line 4(i)*
Schedule of Assets (Held at End of Year) as of December 31, 2008	16

Schedule H, Part IV, Line 4(j)*
Schedule of Reportable Transactions for the Year Ended December 31, 2008	17

EXHIBITS

Signature

23.1 Consent of Independent Registered Public Accounting Firm

*	Refers to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator of
Tasty Baking Company 401(k) and Company Funded Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Tasty Baking Company 401(k) and Company Funded Retirement Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 and schedule of reportable transactions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus LLP
Philadelphia, PA
June 29, 2009

TASTY BAKING COMPANY 401(k) and COMPANY FUNDED RETIREMENT PLAN
Statements of Net Assets Available for Benefits
as of December 31, 2008 and 2007

	2008	2007

ASSETS

Investments, at fair value	$32,929,413	$39,952,724

Receivables:
Participant Contribution Receivable	11	40,741
Employee Contribution Receivable	34,689	44,353
Total receivables	34,700	85,094

Net assets available for benefits, at fair value	32,964,113	40,037,818

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	118,643	(63,360)

Net assets available for benefits	$33,082,756	$39,974,458

TASTY BAKING COMPANY 401(k) and COMPANY FUNDED RETIREMENT PLAN
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2008 and 2007

	2008	2007

ADDITIONS
Additions to Net Assets Attributed to:
Net depreciation in fair value of investments	$(10,289,226)	$(659,069)
Cash dividends	715,935	1,620,312
Interest	491,596	499,250

	(9,081,695)	1,460,493
Contributions
Participant	2,501,684	2,216,684
Employer	2,343,797	2,481,198
	4,845,481	4,697,882
Total additions	(4,236,214)	6,158,375

DEDUCTIONS
Deductions from Net Assets Attributed to:
Benefits paid to participants	2,647,922	3,881,038
Administrative expense	7,566	7,075

Total deductions	2,655,488	3,888,113

Net (decrease) increase	(6,891,702)	2,270,262

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	39,974,458	37,704,196

End of year	$33,082,756	$39,974,458

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 1	DESCRIPTION OF PLAN

General

The Tasty Baking Company 401(k) and Company Funded Retirement Plan (the “Plan”) is a defined contribution plan under which all employees of Tasty Baking Company and Tasty Baking Oxford, Inc. (the “Companies”) who meet certain service requirements are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Merger

On March 27, 2005, the Companies merged the Tasty Baking Oxford, Inc. 401(k) Savings Plan (the “Oxford Plan”) into the Tasty Baking Company 401(k) Thrift Plan and renamed the merged plans as the Tasty Baking Company 401(k) and Company Funded Retirement Plan. All assets of the Oxford Plan were transferred to the Plan immediately after the effective date of the merger.

For a description of the contribution, benefits, and vesting provisions of the Plan, as well as other Plan provisions, Plan participants should refer to the Plan document or Summary Plan Description (SPD).

Plan Amendments

The Plan amended the vesting schedule of the company-funded contribution. Effective January 1, 2008, a participant is 100% vested after two years of service.

The Plan made certain amendments to comply with new IRS regulations in 2007. The Plan amended the vesting schedule of the company-funded contribution. Effective January 1, 2007, a participant is 100% vested after three years of service.

Contributions

Under the 401(k) portion of the Plan, employee elective deferral contributions may be made in an amount up to the annual IRS contribution limit of $15,500 in 2008, or $20,500 for participants age 50 and over. Employees can contribute any whole percentage of their eligible compensation as their elective deferrals subject to the annual IRS limit. During the Plan year, the Companies make matching contributions equal to 50% of the employees’ elective deferrals that do not exceed 4% of their compensation as defined in the Plan. Elective deferral contributions are made through payroll deductions as authorized by the employees and are immediately vested. For the investment of their own contributions, participants may choose from a variety of Vanguard Group mutual fund options selected by the Plan Committee and a fund that invests primarily in common stock of Tasty Baking Company. The Plan is administered by the

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 1	DESCRIPTION OF PLAN (continued)

Vanguard Group and the Plan trustee is the Vanguard Fiduciary Trust Company.

Under the portion of the Plan called “Tasty Funded Retirement Contributions,” the Companies also make cash contributions into individual accounts for all eligible employees. These contributions will be equal to a percentage of an employee’s eligible compensation and will increase with the employee’s age and years of credited service.

Participants may self-direct the investment of this account, as well as their matching contribution account, in the same Vanguard Group mutual fund options that are available for the investment of their elective deferral contributions.

The investment alternatives available to participants provide choices that cover all major sectors of the market. Participants may change the investment mix of their ongoing contributions and/or existing account balances daily, subject to certain limitations on reinvestment in certain Vanguard Group funds within a 60-day period.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Companies’ contribution and (b) Plan earnings, net of the allocation of their funds’ administrative expenses (See Note 5). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions and the employer’s matching contributions plus actual earnings thereon. Vesting in the company-funded portion of their accounts is based on years of service. Effective January 1, 2008, a participant is 100% vested after two years of service. A participant was 100% vested after three years of service prior to January 1, 2008 and after January 1, 2007. A participant was 100% vested after five years of service prior to January 1, 2007.

Withdrawals

Participants who terminate employment can elect to have the full value in their respective accounts distributed to them including their own contributions and employer matching contributions made on their behalf. Tasty Funded Retirement Contribution amounts are also distributable upon termination of employment if the participant is vested as of the termination date.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 1	DESCRIPTION OF PLAN (continued)

Active participants may make withdrawals from their after-tax contribution accounts at any time for any reason. Once an active participant has been a Plan participant for five years, matching contributions previously made in the form of company stock can be withdrawn upon request as of any Plan year-end date. Participants may make withdrawals of their elective deferral contributions because of hardship provided certain conditions imposed by the Plan are satisfied. Participants may also make withdrawals from their account balance attributable to elective deferrals and matching contributions on or after the attainment of age 59 and a half. Participants may not withdraw any portion of their Tasty Funded Retirement Contributions account until they terminate employment, and then, only if they are vested in that account.

Participant Loans

The Plan allows participants to obtain loans from their vested account balance. In addition to other loan requirements, the unpaid balance from all loans outstanding to a participant from the Plan shall not exceed 50% of the vested balance of the participant's account or $50,000, whichever is less. Loans bear interest at amounts determined by the Plan Committee and are currently the Prime Rate plus 1%. Loans are repayable in equal installments through payroll deductions and are collateralized by 50% of participant's vested account balance. A detailed description of the Plan’s procedures for loans is set forth in the Participant Loan Policy which can be obtained from the Plan Committee.

Forfeitures

Forfeitures will be applied prospectively towards Tasty Funded Retirement contributions that are payable by the Companies for the participants. In 2008, there were $144,908 in forfeitures and $156,342 of forfeitures were used to reduce the Companies’ contribution.

Termination

The Companies retain the right to terminate the Plan at any time. If the Plan is terminated, participants become 100% vested in all amounts held for their benefit under the Plan.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies, which conform with generally accepted accounting principles, have been used consistently in the preparation of the Plan’s financial statements.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Companies’ stock fund is valued at its year-end closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

As described in Financial Accounting Standards Board Staff Position “FSP AAG INV-1” and Statement of Position “SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (collectively “the FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Plan invests in investment contracts through the Vanguard Retirement Savings Trust Fund which is included in tax-exempt common collective trusts. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investments in the stable value fund as well as the adjustment of the investments in the stable value fund from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

In September 2006, the Financial Accounting Standards Board issued Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. SFAS No. 157 is effective for financial assets and liabilities in fiscal years beginning after November 15, 2007. The Plan’s management is currently evaluating the pending adoption of SFAS No. 157 on the Plan’s financial statements.

Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

The Plan provides for various investment options including a money market fund, Tasty Baking Company common stock, and mutual funds. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 3	RELATED-PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC) and in shares of common stock of Tasty Baking Company. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA and the Code.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 4	INVESTMENTS

The following table represents investments of 5% or more of the Plan’s net assets:

December 31,
2008
Vanguard Prime Money Market Fund
Investor Shares	$2,127,077

Vanguard 500 Index Fund	2,379,563
Investor Shares

Vanguard Growth & Income Fund	3,178,433
Investor Shares

Vanguard Small-Cap Index Fund	2,480,857
Investor Shares

Vanguard Wellington Fund	2,708,888
Investor Shares

Vanguard Total Bond Market Index Fund	2,933,090
Investor Shares

Vanguard Retirement Savings Trust	9,193,924
Investor Shares, at contract value

Loans to Participants	1,744,168

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 4	INVESTMENTS (continued)

December 31,
2007
Tasty Baking Company Common Stock
357,787 shares	$2,976,791

Vanguard 500 Index Fund	3,664,810
Investor Shares

Vanguard Growth & Income Fund	5,061,403
Investor Shares

Vanguard Small-Cap Index Fund	3,999,650
Investor Shares

Vanguard Wellington Fund	3,594,400
Investor Shares

Vanguard Total Bond Market Index Fund	2,505,706
Investor Shares

Vanguard Retirement Savings Trust	8,413,581

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/ (depreciated) in value as follows:

	2008	2007

Mutual funds	$(8,559,378)	$(232,357)

Common stock	(1,729,848)	(426,712)

(Depreciation)	$(10,289,226)	$(659,069)

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 5	PLAN EXPENSES

Tasty Baking Company is the sponsor of the Plan and pays all Plan administrative expenses and fees on behalf of the participants excluding fees for participant loans. For the years ended December 31, 2008 and 2007, fees and expenses totaling $85,066 and $94,413, respectively, were paid to the Vanguard Group and VFTC on behalf of the Plan’s participants.

NOTE 6	FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed the Companies by letter dated January 1, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed in accordance with the applicable provisions of the IRC and the Plan administrator believes that the Plan is currently being operated in compliance with the applicable provisions of the IRC.

NOTE 7	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the Plan’s financial statements to the Form 5500 at December 31, 2008:

Net assets available for benefits per the financial statements	$32,964,113
Adjustment for fully benefit-responsive investment contracts	118,643

Net assets available for benefits per Form 5500	$33,082,756

The following is a reconciliation of net decrease per the Plan’s financial statements to the Form 5500 at December 31, 2008:

Net decrease per the financial statements	$(6,891,702)
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(182,003)

Net decrease per Form 5500	$(7,073,705)

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 8	FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

● Quoted prices for similar assets or liabilities in active markets;

● Quoted prices for identical or similar assets or liabilities in inactive markets;

● Inputs other than quoted prices that are observable for the asset or liability;

● Inputs that are derived principally from or corroborated by observable market date by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 8	FAIR VALUE MEASUREMENTS (continued)

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008.

Common Stocks, corporate bonds and U.S. government securities:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:   Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Participant loans:  Valued at amortized cost, which approximates fair value.

Guaranteed investment contract:  Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See Note 2).

The methods described above may produce a fair value calculation that may not be indicative or net realizable value of reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008.

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Mutual funds	$20,817,963	$-	$-	$20,817,963
Common stocks	1,173,358	-	-	1,173,358
Corporate bonds	-	-	-	-
U.S. government securities	-	-	-	-
Guaranteed investment contract	-	9,193,924	-	9,193,924
Participant loans	-	-	1,744,168	1,744,168

Total assets at fair value	$21,991,321	$9,193,924	$1,744,168	$32,929,413

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Notes to Financial Statements
December 31, 2008 and 2007

NOTE 8	FAIR VALUE MEASUREMENTS (continued)

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets

Year Ended December 31, 2008

Participant loans

Balance, beginning of year	$1,712,055

Realized gains/(losses)	-

Unrealized gains/(losses) relating to
instrument still held at the reporting date	-

Purchases, sales, issuances and
Settlements (net)	32,113

Balance, end of year	$1,744,168

SUPPLEMENTAL SCHEDULES

E.I.N. 23-1145880/PN
Plan Number 002

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Schedule H, Part IV, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2008

				Description of Investment
				Including Maturity Date
		Identity of Issue, Borrower,		Rate of Interest, Collateral,				Current
a.	b.	Lessor or Similar Party	c.	Par of Maturity Value	d.	Cost	e.	Value

*		Tasty Baking Company		Company Stock		$3,554,972		$1,173,358

*		Vanguard Retirement Savings Trust		Common Collective Trust		9,193,924		9,193,924
		at fair value

*		Vanguard 500 Index Inv		Registered Investment Company		3,263,050		2,379,563
*		Vanguard Growth & Income Inv		Registered Investment Company		5,014,362		3,178,433
*		Vanguard Morgan Growth Inv		Registered Investment Company		625,847		416,439
*		Vanguard Prime Money Mkt		Registered Investment Company		2,127,077		2,127,077
*		Vanguard REIT Index Fund		Registered Investment Company		580,038		340,864
*		Vanguard Sm-Cap Index Inv		Registered Investment Company		3,324,539		2,480,857
*		Vanguard Strat Equity Fund		Registered Investment Company		1,322,770		750,751
*		Vanguard Tgt Retirement 2005		Registered Investment Company		21,156		17,717
*		Vanguard Tgt Retirement 2010		Registered Investment Company		5,998		5,050
*		Vanguard Tgt Retirement 2015		Registered Investment Company		866,002		693,673
*		Vanguard Tgt Retirement 2020		Registered Investment Company		237,866		175,687
*		Vanguard Tgt Retirement 2025		Registered Investment Company		635,420		486,872
*		Vanguard Tgt Retirement 2030		Registered Investment Company		74,518		56,314
*		Vanguard Tgt Retirement 2035		Registered Investment Company		511,706		370,970
*		Vanguard Tgt Retirement 2040		Registered Investment Company		96,599		73,461
*		Vanguard Tgt Retirement 2045		Registered Investment Company		380,702		288,731
*		Vanguard Tgt Retirement 2050		Registered Investment Company		19,989		16,700
*		Vanguard Target Retirement Inc		Registered Investment Company		94,798		86,532
*		Vanguard Total Bond Mkt Idx		Registered Investment Company		2,883,503		2,933,090
*		Vanguard Total Int'l Stock Idx		Registered Investment Company		977,989		687,396
*		Vanguard Total Stock Mkt Inv		Registered Investment Company		217,067		149,163
*		Vanguard Wellington Inv		Registered Investment Company		3,404,902		2,708,888
*		Vanguard Windsor II Fund Inv		Registered Investment Company		620,659		393,735

				Subtotal - Registered Investment
				Company		27,306,557		20,817,962

		Loans to Participants		4.25% - 10.5%		1,744,168		1,744,168

				Total		$41,799,621		$32,929,413

		* Party-in-Interest

TASTY BAKING 401(k) AND COMPANY FUNDED RETIREMENT PLAN
Schedule of Reportable Transactions - Attachment for Schedule H, Line 4j
For the Year Ended December 31, 2008

Tasty Baking 401(k) and Company Funded Retirement Plan, EIN 23-1145880, PN 002

(a)	(b)	(c)	(d)	(e)	(f)	(g)
	Description of Asset
Identity	(include interest rate				Current Value
of Party	and maturity in case	Purchase	Selling	Historical Cost	of Asset on	Historical
Involved	of loan)	Price	Price	of Asset	Transaction Date	Gain (Loss)

Vanguard	Vanguard Prime Money Mkt	$1,688,998	$-	$-	$1,688,998	$-
Vanguard	Vanguard Prime Money Mkt		762,303	762,303	762,303	-
Vanguard	Vanguard Retirement Savings Trust	2,078,867			2,078,867	-
Vanguard	Vanguard Retirement Savings Trust		1,298,523	1,298,523	1,298,523	-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee members who administer the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

TASTY BAKING COMPANY 401(k) AND COMPANY FUNDED RETIREMENT PLAN

BY	/s/ Paul D. Ridder
Paul D. Ridder for the Tasty Baking Company 401(k) Plan Committee

Date: June 29, 2009